Mail Stop 4561


								February 17, 2006

Dr. Richard C. Kim
Chief Executive Officer
Dynamic Biometric Systems, Inc.
1711 West Greentree Drive, Suite 116
Tempe, Arizona 85284

Re: 	Dynamic Biometric Systems, Inc.
      Amendment No. 1 to Registration Statement on
      Form 10-SB
      Filed February 3, 2006
      File No. 001-32706

Dear Dr. Kim:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 10-SB Amendment No. 1

Financial Statements

1. Please file either an amended Form 10-SB or a Form 10-KSB to update your financial statements for the year ended December 31, 2005. Refer to Rule 310(g) of Regulation S-B.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Nancy E. Maloney at (202) 551-3427 or Joyce
A.
Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Thomas Morgan, Esquire
      Lewis and Roca
      40 North Central Avenue
      Phoenix, Arizona 85004

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